UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                 No    X

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	January 15, 2013	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
Vice President Investor Relations

INFORMATION TO INVESTOR

Tel 12/PR000/COP-A0070000/2013

Supreme Court Granted Telkomsel’s Appeal and Refused the Bankruptcy Petition from PT Prima Jaya Informatika

On November 21, 2012, Supreme Court granted the Telkomsel’s appeal and refused the bankruptcy petition from PT Prima Jaya Informatika, through its letter No.704 K/Pdt.Sus/2012. Telkomsel has received the official copy of the decision through  the District Court of Central Jakarta on January 10, 2013.

As announced previously, the Central Jakarta District Court on Friday, September 14, 2012 accepted the bankruptcy petition filed by PT Prima Jaya Informatika against Telkomsel. Telkomsel filed an appeal against this ruling on September 21, 2012.

During this legal process, Telkomsel remains committed to providing services normally to its customers.

Jakarta, January 15, 2013

/s/ AGUS MURDIYATNO
Vice President Investor Relations

For further information, please contact:
Investor Relations PT Telekomunikasi Indonesia, Tbk
Tel Fax Email Website	: 62-21-5215109 : 62-21-5220500 : investor@telkom.co.id : www.telkom.co.id